NEWS RELEASE

EMX Securityholders Approve Arrangement with Elemental Altus

Vancouver, British Columbia, November 4, 2025 (NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to announce that shareholders of EMX ("Shareholders") and optionholders of EMX who have been issued stock options under EMX's existing stock option plan ("Optionholders", and together with Shareholders, the "Securityholders") have approved the plan of arrangement (the "Arrangement") under the provisions of Division 5 of Part 9 of the Business Corporations Act (British Columbia) ("BCBCA") involving EMX, Elemental Altus Royalties Corp. (TSX-V: ELE, OTCQX: ELEMF) ("Elemental Altus") and 1554829 B.C. Ltd. ("Acquireco"), pursuant to which Elemental Altus will, among other things, indirectly through an amalgamation of EMX with Acquireco, acquire all of the issued and outstanding common shares of EMX. The vote was passed at EMX's special meeting of Securityholders (the "Meeting") held earlier today.

The Arrangement was approved by (i) 98.83% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, (ii) 98.95% of the votes cast by Shareholders and Optionholders, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting, and (iii) 98.66% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting, excluding the votes cast by such Shareholders that were required to be excluded pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. The report of voting results will be available under the Company's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

With the approval by the Securityholders, EMX will now seek a final order from the Supreme Court of British Columbia ("Court") to approve the Arrangement at a hearing expected to be held on November 7, 2025. In addition to approval of the Court, completion of the Arrangement is subject to the Elemental Altus shareholders approving the Tether Concurrent Financing (received, as described below), applicable regulatory and exchange approval, and the satisfaction of certain other closing conditions customary for a transaction of this nature. Further, the completion of the Arrangement is subject to the conditional approval of the listing of the Elemental Altus Shares on a US stock exchange and the completion of the Tether Concurrent Financing. If all conditions are satisfied or waived, the Arrangement is expected to close by mid-November 2025.

As announced in Elemental Altus' news release dated November 4, 2025, shareholders of Elemental Altus approved, among other things, an ordinary resolution in accordance with the 'majority of the minority' shareholder approval requirements set forth in Part 8 of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions and TSX Venture Exchange ("TSX-V") Policy 5.9, approving a "related party" private placement of 7,502,502 common shares of Elemental Altus at a price of $18.38 (or US$13.33) per common share to Tether Investments S.A. de C.V. ("Tether") for aggregate gross proceeds of approximately $137,896,000 (or approximately US$100 million) (the "Tether Concurrent Financing"). Completion of the Tether Concurrent Financing is subject to final approval of the TSX-V.

TSX.V: EMX.V / NYSE: EMX	EMX ROYALTY CORPORATION	1

On Behalf of EMX

David Cole

CEO

For further information, contact:

David M. Cole President and CEO Phone: (303) 973-8585 Dave@EMXroyalty.com	Stefan Wenger Chief Financial Officer Phone: (303) 973-8585 SWenger@EMXroyalty.com	Isabel Belger Investor Relations Phone: +49 178 4909039 IBelger@EMXroyalty.com

About EMX

EMX is a precious and base metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The EMX shares are listed on the NYSE American Exchange and TSX-V under the symbol "EMX". Please see www.EMXroyalty.com for more information.

Cautionary Note Regarding Forward-Looking Information

This press release may contain "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, (collectively, "forward-looking statements") that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding EMX and the combined company's plans and expectations with respect to the proposed Arrangement, the hearing and receipt of a final order from the Court to approve the Arrangement, expectations regarding the satisfaction or waiver of certain closing conditions, including the receipt of conditional approval of the listing of Elemental Altus Shares on a US stock exchange and completion of the Tether Concurrent Financing, the expected closing date of the Arrangement, and receipt of final approval of the TSX-V for the Tether Concurrent Financing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects," "anticipates," "believes," "plans," "projects," "targets," "schedules," "forecasts," "budget," "estimates," "assumes," "intends," "strategy," "goals," "objectives," "potential," "possible" or variations thereof or stating that certain actions, events, conditions or results "may," "could," "would," "should," "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the risk that any other condition to closing may not be satisfied or waived; the risk that the closing of the Arrangement might be delayed or not occur at all; the risk that the Court does not issue a final order approving the Arrangement; the risk that either EMX or Elemental Altus may terminate the definitive arrangement agreement and either EMX or Elemental Altus is required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of EMX or Elemental Altus, including those resulting from the completion of the Arrangement; the diversion of management time on Arrangement-related issues; the risk of tax consequences for Securityholders and Elemental Altus securityholders if the Arrangement does not qualify as a tax-deferred reorganization; the ultimate timing, outcome and results of integrating the operations of EMX and Elemental Altus; the effects of the business combination of EMX and Elemental Altus, including the combined company's future

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financial condition, results, operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance its activities in the manner expected; the inability to satisfy the listing requirements to be listed on a U.S. stock exchange; the possibility that EMX or Elemental Altus fail to comply with applicable laws prior to the Arrangement which could subject the combined company to penalties; the risk that EMX or Elemental Altus may not receive the required Court, stock exchange and regulatory approvals to effect the Arrangement; the risk of any litigation relating to the Arrangement; the fact that business disruption may be greater than expected following the public announcement or consummation of the Arrangement; the risk that the combined company does not result in a larger, well capitalized entity with a lower cost of capital which could prevent the combined company from pursuing further accretive royalty opportunities in the market; the absence of control over mining operations from which the Company will receive royalties or stream interests from; and risks related to those mining operations and royalty and stream interests, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the EMX risk factors listed in EMX's Management's Discussion and Analysis for the six months ended June 30, 2025 and its Annual Information Form dated March 12, 2025 filed under EMX's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

EMX's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. Although the Company has attempted to identify important factors that could cause actual results to differ materially from the Company in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.

Neither the TSX-V nor its Regulation Service Provider (as that term is defined in the policies of the TSX-V.) accepts responsibility for the adequacy or accuracy of this press release.

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